Exhibit 99.2

ENZYMOTEC LTD.

PROXY FOR THE 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS
 TO BE HELD ON AUGUST 25, 2016
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Oren Bryan and Ron Mosberg, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of Enzymotec Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on July 18, 2016 at the 2016 Annual General Meeting of Shareholders (the “Meeting”) to be held at the executive offices of the Company, Sagi 2000 Industrial Area, Migdal Ha’Emek 2310001, Israel, on Thursday, August 25, 2016 at 5:00 p.m. (Israel time), and at any and all adjournments or postponements thereof, on the following matters, which are more fully described in the Notice of 2016 Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting (the “Notice” and “Proxy Statement,” respectively).

The undersigned acknowledges that the Notice has been published in a press release via international wire service and furnished to the Securities and Exchange Commission under cover of a Report of Foreign Private Issuer on Form 6-K in accordance with the Company’s Articles of Association (as amended) and may be viewed at the following respective links: http://ir.enzymotec.com/releases.cfm and https://www.sec.gov.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any of Proposals 1, 2, 3, 4 or 6 for the Meeting, this proxy will be voted FOR each proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. If no direction is given with respect to Proposal 5, this proxy will not be voted on such proposal.

IMPORTANT NOTE: The vote under this proxy will not be counted towards the special       majority required for the approval of Proposal 5 unless the undersigned confirms that he, she or it does not have a conflict of interest in the approval of Proposal 5 by completing the box for Proposal/Item 5A on the reverse side. If you have such a conflict of interest, you should contact the Company, in accordance with the instructions in the Proxy Statement, to vote on Proposal 5 via a separate proxy card that is designed for a shareholder who has such a conflict of interest.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ENZYMOTEC LTD.

August 25, 2016

Please date, sign and mail
your proxy card in the
envelope provided as soon
 as possible.

↓ Please detach along perforated line and mail in envelope. ↓
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THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” EACH PROPOSAL LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK
INK AS SHOWN HERE ☒

Important Instructions for Item 5A relating to Proposal 5:			FOR	AGAINST	ABSTAIN
PLEASE BE CERTAIN TO FILL IN THE BOX “FOR” PROPOSAL/ ITEM 5A OPPOSITE TO CONFIRM THAT YOU DO NOT HAVE A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSAL 5.
Under the Companies Law, you cannot be counted towards the special majority required for Proposal 5 unless you provide the foregoing important confirmation. If you actually do have a conflict of interest in the approval of Proposal 5, you may vote on that proposal by contacting the Company’s General Counsel, Ron Mosberg, at +972-74-717-7177 or ronm@enzymotec.com, who will provide you with a proxy card that is designed for you (and in that case, you should not vote under this proxy card with respect to Proposal 5 and should not fill in the box for Proposal/Item 5A).
If you hold your shares via a broker or other nominee, please contact him, her or it, who should contact the Company as described above.
1.
Reelection of each of the following directors as a Class III director of the Company, for a three-year term that expires at the 2019 annual general meeting of shareholders of the Company and until their respective successors are elected and duly qualified.

		(a) Steve Dubin	☐	☐	☐
		(b) Michal Silverberg	☐	☐	☐
		(c) Joseph Tenne	☐	☐	☐

	2.	Reelection of Dov Pekelman as a Class I director of the Company, for a one-year term that expires at the 2017 annual general meeting of shareholders of the Company and until his successor is elected and duly qualified.	☐	☐	☐
	3.	(a) Approval of payment of modified cash remuneration to the Israeli members of the Company’s Board of Directors (Currently comprised of Messrs. Joseph Tenne, Nir Belzer, Dov Pekelman, Yossi Peled, Mani Wasserman, and Ms. Michal Silverberg), consisting of annual cash fees, meeting/consent participation fees and reimbursement of expenses	☐	☐	☐
		(b) Approval of payment of modified meeting/consent participation fees to two non-Israeli directors— Ms. Tamar Howson and Mr. Holger Liepmann	☐	☐	☐
	4.	Approval of a one-time grant of equity-based compensation (options and RSUs) to all members of the Company’s Board of Directors	☐	☐	☐
	5.	Approval of payment of cash bonus to the Company’s President and Chief Executive Officer, Dr. Ariel Katz, in respect of his and the Company’s performance during the year ended December 31, 2015
	5A.	The undersigned hereby confirms that he, she or it does not have a conflict of interest (referred to as a “personal interest” under the Israeli Companies Law, as described in the Proxy Statement for the Meeting) in the approval of Proposal 5	☐
	6.	Re-appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company's independent, external auditors for the year ending December 31, 2016	☐	☐	☐

To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
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Signature of shareholder	Date	Signature of shareholder	Date
Note:

Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each owner should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.